FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued:  9 June 2009, London UK - (LSE Announcement)

GSK and Shenzhen Neptunus create new alliance to develop and manufacture influenza vaccines in China

GlaxoSmithKline plc (GSK) today announced it has entered into a definitive agreement to form a new Joint Venture with Shenzhen Neptunus Interlong Bio-Technique Co. Ltd (Shenzhen Neptunus) focused on developing and manufacturing influenza vaccines for the Chinese market.

Jean  Stéphenne , President and General Manager of GlaxoSmithKline Biologicals, said, "This new alliance enables GSK to build new vaccines capability in a critical emerging market such as China.  The new Joint Venture will combine the potential of GSK's adjuvant technology and expertise in vaccine development together with the extensive experience of Shenzhen Neptunus in the Chinese vaccines market.  Together we will gain access to specific local influenza antigens and make available new vaccines to benefit public health in China and neighbouring territories."

The alliance will develop and manufacture influenza vaccines for China, Hong Kong and Macau.  This will include vaccines for seasonal, pre-pandemic and pandemic influenza.  It is expected that these vaccines will become available over the next few years.  The Joint Venture is expected to benefit from the differing expertise that both companies have in developing vaccines. Specifically, GSK will provide access to its proprietary adjuvant system which helps to improve efficiency and optimise production by increasing the number of vaccine doses that can be produced using a smaller amount of antigen.  Shenzhen Neptunus will provide additional local manufacturing capacity and R&D expertise. Both companies will provide further investment in manufacturing.

GSK will take a 40% stake in the Joint Venture for a contribution of cash and assets equivalent to £21m.  Shenzhen Neptunus will take a 60% stake in the Joint Venture for a contribution of cash and assets equivalent to £31m.  Profits attributable to these assets are negligible.

Under the terms of the agreement, GSK is expected to purchase additional shares and obtain a majority equity interest in the Joint Venture within the next two years.

Completion of the transaction is expected in the fourth quarter of 2009, subject to local regulatory approval.

GlaxoSmithKline  - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit  www.gsk.com

S M Bicknell

Company Secretary
9 June 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Lisa Behrens	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s
Annual Report on Form 20 F for 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 09, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc